Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

SEC File No.: 001-37532

FIRST HORIZON. | IBERIABANK

Creating a Leading Regional Financial Services Company

Together, First Horizon and IBERIABANK will create a powerful new company driven by our shared commitment to our customers, employees, and the communities we serve.



Combined Company by the Numbers:	$75Bn IN ASSETS	$57Bn IN DEPOSITS	$55Bn IN LOANS

TRANSACTION DETAILS

Structure

All-stock merger of equals

Exchange Ratio

IBERIABANK shareholders will receive **4.584 shares** of First Horizon for each IBERIABANK share they own

Ownership

56%	44%
First Horizon	IBERIABANK

Headquarters

Memphis, TN

COMPELLING STRATEGIC BENEFITS

- **Strong cultural alignment** with valued-based employee cultures, exceptional relationship-oriented customer service, community and socially-minded organizations
- **Market-centric business** models that allow bankers to deliver exceptional customer service and make local-based decisions for their clients
- **Well-diversified business mix** with strong core deposit franchise, diversified loan portfolio
- **Proven strong credit culture** and risk management practices
- **Enhanced scale** provides resources to strengthen online and mobile platforms and transform products and services through advanced technologies and innovation to provide an even better customer experience
- **Well-regarded combined management team** with significant experience leading regional banks and successful acquisition and integration experience


WV
VA
KY
MO
NC
TN
OK
AR
SC
AL
GA
MS
LA
TX
FL
First Horizon
IBERIABANK
Headquarters

EXPANSIVE GEOGRAPHIC REACH IN HIGH-GROWTH, ATTRACTIVE MARKETS THROUGHOUT THE SOUTH*

Pro forma footprint is located in:

15 of the Top 20 Southern MSAs by population

11 states across combined footprint

* Plus one location in New York

Proven. Focused. Better Together.

DEEP COMMITMENT TO CORPORATE SOCIAL RESPONSIBILITY

$30MM to First Horizon Foundation

$20MM to Louisiana First Horizon Foundation

$10Bn to community benefit plans

SIGNIFICANT FINANCIAL BENEFITS TO ENHANCE SHAREHOLDER VALUE

16% EPS ACCRETION TO FIRST HORIZON BY 2021

22% EPS ACCRETION TO IBERIABANK BY 2021

$170MM IN PRE-TAX COST SYNERGIES

ROADMAP TO COMPLETION

2Q 2020

- Integration planning team established
- Subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company

LEADERSHIP & GOVERNANCE



BOARD COMPOSITION

9 First Horizon
8 IBERIABANK

FIRST HORIZON

The combined company will be led by an executive leadership team composed of members from both First Horizon and IBERIABANK.



Daryl Byrd
IBERIABANK CEO
Combined Company Executive Chairman



Bryan Jordan
First Horizon CEO
Combined Company CEO

"We chose a partner who values deep relationships and is culturally aligned with our core mission, which is to create a great place to work for employees, deliver extraordinary, value-based client service, meet the expectations of our shareholders and invest in the communities we serve. Our partnership will leverage our best-in-class workforce and build on and complement the well-established strong foundations of both organizations. We look forward to bringing our companies together to better serve our clients and communities."

"Our merger of equals with IBERIABANK is an exciting milestone and the logical next step in the continued successful transformation of our company. We are pleased to have a partner with a complementary people-focused culture, shared values and a growth-oriented business model. Our combined new scale, deep experience in financial services and diverse business mix in the South uniquely position us to accelerate our growth and create lasting shareholder value."

firsthorizon.com iberiabank.com

Proven. Focused. Better Together.

Forward-Looking Statements This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with respect to First Horizon’s and IBERIABANK’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBERIABANK, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon’s and IBERIABANK’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBERIABANK; the outcome of any legal proceedings that may be instituted against First Horizon or IBERIABANK; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBERIABANK do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBERIABANK success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBERIABANK. We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www. firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, and in IBERIABANK’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of IBERIABANK’s website, www.iberiabank.com, under the heading “Financials & Filings” and in other documents IBERIABANK files with the SEC.    Important Other Information In connection with the proposed transaction, First Horizon will file with the SEC a registration statement on Form S-4 to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of First Horizon and IBERI-ABANK which will be sent to the shareholders of First Horizon and IBERIABANK seeking their approval of the proposed transaction. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBERIABANK ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBERIABANK AND THE PROPOSED TRANSAC- TION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBERIABANK, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.                Participants in the Solicitation First Horizon, IBERIABANK and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Information regarding IBERIABANK’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. Proven. Focused. Better Together.